UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 8, 2025

SITIO ROYALTIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41585	88-4140242
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1401 Lawrence Street, Suite 1750

Denver, Colorado 80202

(Address of principal executive office and Zip Code)

(720) 640-7620

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	STR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Legal Proceedings Regarding the Mergers

As previously disclosed, on June 2, 2025, Sitio Royalties Corp., a Delaware corporation (“Sitio” or the “Company”), and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and a subsidiary of Sitio (“Sitio Opco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Viper Energy, Inc., a Delaware corporation (“Viper”), Viper Energy Partners LLC, a Delaware limited liability company (“Viper Opco”), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of Viper (“New Parent”), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent (“Viper Merger Sub”), and Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Sitio Merger Sub”). Pursuant to the terms of the Merger Agreement, Viper will acquire Sitio in an all-equity transaction through: (i) the merger of Viper Merger Sub with and into Viper, with Viper continuing as the surviving corporation and a wholly owned subsidiary of New Parent (the “Viper Pubco Merger”), (ii) the merger of Scorpion Merger Sub with and into Sitio, with Sitio continuing as the surviving corporation and a wholly owned subsidiary of New Parent (the “Sitio Pubco Merger” and, together with the Viper Pubco Merger, the “Pubco Mergers”), and (iii) the merger of Sitio Opco with and into Viper Opco, with Viper Opco continuing as the surviving entity (the “Opco Merger” and, together with the Viper Pubco Merger and the Sitio Pubco Merger, the “Mergers”), in each case on the terms set forth in the Merger Agreement. As a result of the Mergers, the Company will cease to be a publicly traded company.

On July 18, 2025, the Company filed a definitive proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for the solicitation of proxies in connection with a special meeting of the Company’s stockholders to be held on August 18, 2025 to consider and vote on several proposals, including the adoption of the Merger Agreement.

Purported holders of the Company’s Class A common stock, par value $0.0001 per share, have filed complaints against the Company and its officers and directors, among others, in connection with the filing of the Proxy Statement. These complaints seek, among other things, injunctive relief to prevent the consummation of the Mergers unless certain alleged material information is disclosed. The complaints are captioned: Christopher Scott v. Sitio Royalties Corp., et. al., Case No. 654373/2025 (Supreme Court of New York (New York County)); William Ballard v. Sitio Royalties Corp., et. al., Case No. 654314/2025 (Supreme Court of New York (New York County)); and Keith Palmer v. Gayle Burleson, et. al., Case No. 2025CV32683 (Colorado District Court (Denver County)).

In order to moot what the Company considers to be unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its stockholders, the Company has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the foregoing complaints, including without limitation that any additional disclosure was or is required.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT

The Company is providing additional information regarding the Proxy Statement to its stockholders. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement. The Company makes the following amended and supplemental disclosures (with additional language in bold and underlined text below):

The disclosure in the section entitled “The Mergers —  Background of the Mergers” is hereby amended and supplemented by adding the text below to the fifth paragraph on page 40 of the Proxy Statement (with the bold and underline text indicating additional language):

On March 7, 2024, consistent with Sitio’s strategy of pursuing large scale M&A and in response to an inbound request from Company B, a publicly-traded land and resource management company focused primarily on the Permian Basin, Mr. Conoscenti met with the Chief Executive Officer of Company B. The parties discussed the benefits of a potential business combination. On May 22, 2024, Mr. Conoscenti spoke with additional members of Company B management, as well as one of its independent board members. At that meeting, Company B’s Chief Executive Officer indicated to Mr. Conoscenti that he would follow up with a written offer after discussing with Company B’s board of directors. At no meeting between Sitio and Company B’s executives were discussions held with respect to valuation or pricing of either Sitio or Company B. Sitio’s interactions with Company B were conveyed to the Sitio Board by Mr. Conoscenti; however, Company B never provided the offer referenced at the May 22, 2024 meeting. No additional communication occurred between Sitio and Company B following the May 22, 2024 meeting.

***

The disclosure in the section entitled “The Mergers —  Background of the Mergers” is hereby amended and supplemented by adding the text below to the ninth paragraph on page 42 of the Proxy Statement (with the bold and underline text indicating additional language):

On May 6, 2025, the Sitio Board held a regularly scheduled meeting. At this meeting, representatives of J.P. Morgan provided an update on strategic alternative discussions, including an overview of mineral acquisition efforts, ongoing discussions with Viper and other potential corporate M&A opportunities and review of a potential strategic partnership with an E&P operator. Representatives of J.P. Morgan reviewed with the Sitio Board certain potential benefits of Viper as a counterparty due to its scale, balance sheet strength, relationship with Diamondback and other strategic factors. Further, representatives of J.P. Morgan summarized initial negative feedback from several operators with respect to the possibility of a strategic partnership with Sitio. Representatives of J.P. Morgan identified a number of potential acquirers of Sitio, including Company B and other large major oil and gas companies and also noted certain factors impacting the likelihood of a transaction with such parties at an attractive valuation. The Sitio Board also discussed with management and its advisors certain other concerns, including (in the instance of Company B) reservations expressed by the Sitio Board and management relating to Company B’s trading multiples and concerns that an all-stock transaction with Company B would be highly dilutive to Sitio on a cash flow basis. Representatives of J.P. Morgan then reviewed with the Sitio Board J.P. Morgan’s preliminary analysis of a potential transaction with Viper. Finally, representatives of J.P. Morgan discussed the strategic rationale for a merger with Viper, including the established relationship with Diamondback, the leading independent E&P operator in the Permian Basin, a large increase in scale, exposure to core Permian Basin inventory, lower leverage and a lower cost of capital. J.P. Morgan representatives also discussed with the Sitio Board and management certain intersections and potential synergies between Sitio’s and Viper’s asset bases and organizations.

***

The disclosure in the section entitled “The Mergers — Opinion of Sitio’s Financial Advisor—Net Asset Value Analysis” is hereby amended and supplemented by adding the text below to the first paragraph on page 70 of the Proxy Statement (with the bold and underline text indicating additional language and strikethrough text indicating deleted language):

J.P. Morgan calculated the present value, as of June 30, 2025, of unlevered free cash flows that Sitio is expected to generate from June 30, 2025 onward using the Sitio projections and assuming (i) Strip Pricing and (ii) Consensus Pricing (each, as defined in the section entitled “Certain Unaudited Prospective Financial Information—Certain Sitio Unaudited Prospective Financial and Operating Information”), which pricing assumptions were reviewed and authorized by the management of Sitio. ~~The~~ In calculating the present value of unlevered free cash flows, the projected ~~asset-level cash flows~~ Asset-level EBITDA of Sitio ~~were~~ was discounted to present values using a range of discount rates from 8.00% to 10.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Sitio utilizing the capital asset pricing model and inputs based on J.P. Morgan’s professional judgment and experience, and then were adjusted for lease bonuses, hedges, projected cash and non-cash general and administrative expenses, and taxes ~~and~~, each discounted to present values at the same range of discount rates, and projected net debt as of June 30, 2025 of Sitio, in each case, as provided by, and used by J.P. Morgan at the direction of, Sitio management (as described in the section entitled “Certain Unaudited Prospective Financial Information—Certain Sitio Unaudited Prospective Financial and Operating Information”), to indicate a range of implied equity values for Sitio, which were divided by the number of fully diluted shares outstanding at Sitio as of June 30, 2025 of approximately 154 million, as provided by Sitio management (as described in the section entitled “Certain Unaudited Prospective Financial Information—Certain Sitio Unaudited Prospective Financial and Operating Information”), to arrive at the following range of implied equity values per share of Sitio Common Stock, based on Strip Pricing and Consensus Pricing, respectively. Resulting per share values were in all cases rounded to the nearest $0.25 per share. The range of implied equity values per share of Sitio Common Stock were compared to the closing price per share of Sitio Common Stock as of May 30, 2025 of $17.07.

***

The disclosure in the section entitled “The Mergers — Opinion of Sitio’s Financial Advisor—Net Asset Value Analysis” is hereby amended and supplemented by adding the text below to the second paragraph on page 70 of the Proxy Statement (with the bold and underline text indicating additional language):

J.P. Morgan calculated the present value, as of June 30, 2025, of unlevered free cash flows that Viper is expected to generate from June 30, 2025 onward using the Sitio projections for Viper and assuming (i) Strip Pricing and (ii) Consensus Pricing, which pricing assumptions were reviewed and authorized by the management of Sitio. ~~The~~ In calculating the present value of unlevered free cash flows, the projected Asset level EBITDA of Viper ~~were~~ was discounted to present values using a range of discount rates from 7.50% to 9.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Viper utilizing the capital asset pricing model and inputs based on J.P. Morgan’s professional judgment and experience, and then were adjusted for lease bonuses, hedges, projected general and administrative expenses, and taxes, each discounted to present values at the same range of discount rates, and projected net debt as of June 30, 2025 of Viper, in each case, as provided by, and used by J.P. Morgan at the direction of, Sitio management to indicate a range of implied equity values for Viper, which were divided by the number of fully diluted shares outstanding at Viper as of June 30, 2025 of approximately 299 million, as provided by Sitio management, to arrive at the following range of implied equity values per share of Viper Common Stock, based on Strip Pricing and Consensus Pricing, respectively. Resulting per share values were in all cases rounded to the nearest $0.25 per share. The range of implied asset values per share of Viper Common Stock were compared to the closing price per share of Viper Common Stock as of May 30, 2025 of $39.69.

***

The disclosure in the section entitled “The Mergers — Opinion of Sitio’s Financial Advisor—Illustrative Value Creation Analysis” is hereby amended and supplemented by adding the text below to the third paragraph on page 71 of the Proxy Statement (with the bold and underline text indicating additional language):

J.P. Morgan conducted an illustrative analysis of theoretical value creation to the Sitio stockholders and Viper stockholders that compared the estimated implied equity value of each of Sitio and Viper on a standalone basis (based on the midpoint discount rate value determined in J.P. Morgan’s after-tax Net Asset Value Analysis based on each of Strip Pricing and Consensus Pricing (such pricing assumptions referred to below as the “Pricing Assumptions”)) to the estimated implied equity value of former Sitio stockholders’ and former Viper stockholders’ ownership in the combined company, pro forma for the Transactions. J.P. Morgan calculated the pro forma implied after-tax equity value of the combined company based on each Pricing Assumption by (i) adding the sum of (A) the implied after-tax equity value of Sitio (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan’s after-tax Net Asset Value Analysis described above), (B) the implied after-tax equity value of Viper (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan’s after-tax Net Asset Value Analysis described above) and (C) the estimated present value of the Synergies, using the midpoint discount rate value determined in J.P. Morgan’s after-tax Net Asset Value Analysis described above, (ii) subtracting the estimated transaction fees and expenses relating to the Transactions and (iii) multiplying such sum of the estimated valuations described above by, (A) with respect to Sitio, a factor of 20.0%, representing the approximate pro forma equity ownership of the combined company by Sitio stockholders or (B) with respect to Viper, a factor of 80.0%, representing the approximate pro forma equity ownership of the combined company by the Viper stockholders. Based on the assumptions described above, this analysis implied value creation for Sitio stockholders of approximately 10.5% assuming Strip Pricing and 3.6% assuming Consensus Pricing.

***

The disclosure in the section entitled “The Mergers — Opinion of Sitio’s Financial Advisor—Analyst Price Target Analysis” is hereby amended and supplemented by adding the text below to the third paragraph on page 72 of the Proxy Statement (with the bold and underline text indicating additional language):

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed six publicly available equity research analyst price targets for Sitio and 16 publicly available equity research analyst price targets for Viper provided by FactSet Research Systems. J.P. Morgan noted that the price targets were presented as published and were not discounted back to the valuation date. The price targets presented were in the following ranges:

Price Target Range	Low	High
Sitio	$21.00	$29.00
Viper	$47.00	$61.00

***

The disclosure in the section entitled “The Mergers — Opinion of Sitio’s Financial Advisor—Miscellaneous” is hereby amended and supplemented by adding the text below to the run-over paragraph on page 74 of the Proxy Statement (with the bold and underline text indicating additional language and strikethrough text indicating deleted language):

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Viper~~, for which J.P. Morgan and such affiliates have received customary compensation~~. Such services during such period have included acting as joint bookrunner on an equity offering in January 2025 and joint bookrunner on an equity offering in March 2025. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Diamondback, Viper’s approximately 54% shareholder, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on an equity offering by shareholders of Diamondback in September 2024. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Sitio, Blackstone, Inc., Blackstone, Inc. portfolio companies and Oaktree Capital portfolio companies, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Sitio, Viper, Blackstone, Inc. and Diamondback. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from Sitio, Diamondback, Blackstone, Inc. (including its portfolio companies) and Oaktree Capital (including its portfolio companies) were approximately $2.5 million, $85.0 million, $104.0 million and $16.0 million, respectively. Additionally, during such period, J.P. Morgan has not received any fees from Viper or Kimmeridge Energy. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Sitio, Viper, Diamondback and Blackstone, Inc. for their own accounts or for the accounts of customers and, accordingly, they likely hold long or short positions in such securities or other financial instruments. ***

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Viper and Sitio and the information included herein includes forward-looking statements within the meaning of the federal securities laws, which involve certain risks, uncertainties and assumptions that could cause the results to differ materially from such statements. All statements, other than historical facts, that address activities that Viper or Sitio assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future, or statements regarding the proposed Mergers, the likelihood that the conditions to the consummation of the Mergers will be satisfied on a timely basis or at all, Viper’s and Sitio’s ability to consummate the Mergers at any time or at all, the benefits of the Mergers and the post-combination company’s future financial performance following the Mergers, the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used herein, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The forward-looking statements are based on Viper’s and Sitio’s management’s current beliefs, based on currently available information, as to the outcome and timing of future events.

Factors that could cause the outcomes to differ materially include (but are not limited to) the following: the risk associated with Sitio’s ability to obtain the approvals of its stockholders required to consummate the Mergers; risks related to the timing of the closing of the Mergers, including the risk that the conditions to the Mergers are not satisfied on a timely basis or at all or the failure of the Mergers to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Mergers is not obtained or is obtained subject to conditions that are not anticipated; the post-combination company’s ability to successfully integrate Sitio’s and Viper’s businesses and technologies; the risk that the expected benefits and synergies of the Mergers may not be fully achieved in a timely manner, or at all; the risk that Sitio or Viper will not, or that following the Mergers, the post-combination company will not, be able to retain and hire key personnel; unanticipated difficulties or expenditures relating to the Mergers, the response of business partners and retention as a result of the announcement and pendency of the Mergers; Viper’s ability to finance the combined company on acceptable terms or at all; uncertainty as to the long-term value of the post-combination company’s common stock; the diversion of Sitio’s and Viper’s management’s time on transaction-related matters; and those risks described in Viper’s periodic filings with the SEC, including in Item 1A of Viper’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Viper makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Viper’s website at https://www.viperenergy.com/investors/overview, and in Sitio’s periodic filings with the SEC, including in Item 1A of Sitio’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, subsequent Forms 10-Q and 8-K and other filings Sitio makes with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov and Sitio’s website at investors.sitio.com.

In light of these factors, the events anticipated by Viper’s and Sitio’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Viper and Sitio conduct their businesses in a very competitive and rapidly changing environment and new risks emerge from time to time. Viper and Sitio cannot predict all risks, nor can they assess the impact of all factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements they may make. Accordingly, you should not place undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this communication or, if earlier, as of the date they were made. Viper and Sitio do not intend to, and disclaim any obligation to, update or revise any forward-looking statements unless required by applicable law.

Additional Information and Where to Find It

In connection with the Mergers, New Parent filed with the SEC a registration statement on Form S-4, which includes a proxy statement of Sitio, an information statement of Viper and a prospectus of New Parent and was declared effective by the SEC on July 18, 2025. Viper, Sitio and New Parent may also file other documents with the SEC regarding the Mergers. A definitive joint information statement/proxy statement/prospectus was first mailed to the stockholders of Viper and Sitio on or about July 18, 2025. This communication is not a substitute for the registration statement and joint information statement/proxy statement/prospectus filed with the SEC or any other documents that Viper, Sitio or New Parent may file with the SEC or send to stockholders of Viper or Sitio in connection with the Mergers. INVESTORS AND STOCKHOLDERS OF SITIO AND VIPER ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the registration statement and the joint information statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Viper, Sitio or New Parent, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Viper, Sitio, New Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Sitio stockholders in connection with the Mergers.

Information regarding the directors and executive officers of Viper, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1: Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Compensation Tables”, “Stock Ownership” and “Certain Relationships and Related Party Transactions,” which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1602065/000119312525077960/d884560ddef14a.htm. To the extent holdings of Viper’s securities by its directors or executive officers have changed since the amounts set forth in Viper’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001602065&type=&dateb=&owner=only&count=40&search_text=.

Information regarding the directors and executive officers of Sitio, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal 1 - Election of Directors”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management”, “Certain Relationships and Interested Transactions”, “Compensation Discussion and Analysis”, “Summary Compensation Table” and “2024 Director Compensation”, which was filed with the SEC on March 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1949543/000162828025015343/str-20250328.htm. To the extent holdings of Sitio’s securities by its directors or executive officers have changed since the amounts set forth in Sitio’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1949543&type=&dateb=&owner=only&count=40&search_text=.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint information statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

Date: August 8, 2025